SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For January 3, 2003


                       Distribucion y Servicio D&S S.A.

                      Distribution and Service D&S, Inc.
                 ---------------------------------------------
                (Translation of registrant's name into English)


                 Avenida Presidente Eduardo Frei Montalva 8301
                 ---------------------------------------------
                                   Quilicura
                            -----------------------
                                   Santiago
                            -----------------------
                                     Chile
                            -----------------------
                   (Address of principal executive offices)


                         Form 20-F [X] Form 40-F [_]


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes__ No [X]


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               DISTRIBUCION Y SERVICIO D&S S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K
                               TABLE OF CONTENTS

     (1) A free English translation of a press release announcing the Company's new chief executive officer; and

     (2)  A free English translation of a letter to the Chilean
          Superintendencia de Valores y Seguros, dated January 2, 2003.

                                 PRESS RELEASE
                   Cristobal Lira steps up as new CEO at D&S

The executive will lead the new development stage in the Company.

         Santiago, December 30, 2002.- Cristobal Lira stepped up today as new Chief Executive Officer at D&S, the largest supermarket chain of the country operating the Lider, Ekono and Almac formats.

         The executive (45, married, 7 children), who has been with the Company for over 20 years and held the position of Commercial Manager until today, will replace Nicolas Ibanez, who will remain linked to the Company as controlling shareholder and will become member of the Board in the near future.

         Ibanez came to this decision after leading the Company through a successful foundational stage that brought the Company to a leadership position at the head of the Chilean supermarket industry; and the sound consolidation of D&S' management made it possible for him to take such step.

         After more than 10 years under the management of Nicolas Ibanez as CEO, D&S has become one of the most prominent business holdings in the country. D&S currently operates 62 stores spreading from Arica to Puerto Montt and its stock is traded both in local stock exchanges as in Wall Street and Latibex in Madrid.

         The newly appointed CEO declared that "there is a clearly defined program aiming to take D&S to a new dimension". As stated by Nicolas Ibanez, "we are just starting". Lira added that "D&S' share in family spending is still rather small, hence the countless opportunities to grow and improve efficiency standards for operation within the Company".

         Finally, Lira explained that this decision is the result of a carefully planned strategy designed over the last years with the purpose of taking the Company to conquer new frontiers in terms of growth and profitability.

                                    [LOGO]

Santiago, January 2, 2003.

Mr. Alvaro Clarke de la Cerda
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O'Higgins 1449
Santiago


                                    Ref.:    Securities Register No. 0593
                                             Notice of Material Event


Of our consideration:

In accordance with the provisions of articles 9 and 10, insertion 2, of the Law No. 18,045, and General Resolution No. 30 of that Superintendency, and in exercise of the powers granted, I hereby inform of the following material event.

D&S has an account receivable amounting to US$90 million from Disco S.A., an Argentina based company, and from a Royal Ahold subsidiary governed by the Netherland Antilles law, with maturity in May of 2003, which is derived from the balance of the price agreed upon in the stock purchase agreement pertaining to the sale of D&S' operation in Argentina. As guarantor, Royal Ahold's subsidiary explicitly undertook the obligation of payment in United States dollar bills. However, Royal Ahold has officially stated through its Vice President of Legal Affairs, on a letter dated December 30, 2002, that it will attempt to submit this payment to the Argentine regulatory rules on currency exchange convertibility, which mandate payment obligations in US dollars to be paid in nominal Argentine pesos. If such rules were applied, the total debt would amount to US$ 38 million, a fluctuating value which should be determined in May 2003 by applying the statutory adjustments contained in the same rules.

Distribucion y Servicio D&S S.A. does not accept this attempt from the off-shore Royal Ahold subsidiary to submit payment to such currency exchange rules which are not applicable to a company off-Argentina. Therefore, D&S has retained legal council in Chile, Argentina and The Netherlands for the analysis of this situation in order to carry out all legal actions available to ensure full compliance of payment obligations under the terms that they were undertaken.

Notwithstanding the above, any difference in full payment of this obligation to D&S, would not have any material effect on the course of the Company operations, nor would it compromise in any way the timely compliance of its financial obligations.



Cristobal Lira
Chief Executive Officer
Distribution y Servicio D&S S.A.


   ________________________________________________________________________
                       Distribucion y Servicio D&S S.A.
            Avda. Presidente Eduardo Frei Montalvo 8301, Quilicura
                              Santiago de Chile
                    Fono 56-2-200 5000  Fax 56-2 624 2979

DISTRIBUCION Y SERVICIO D&S S.A.



                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                       DISTRIBUCION Y SERVICIO D&S S.A.



                                       By: /s/ Miguel Nunez
                                           ----------------------------
                                           Chief Financial Officer



Dated:  January 3, 2003